111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

May 18, 2016
Deborah O’Neal-Johnson
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
 Washington, D.C.  20549
RE:   Elkhorn ETF Trust
         File Nos.: 333‑201473; 811‑22926
Dear Ms. O’Neal-Johnson:
 On behalf of the Elkhorn ETF Trust (the “Registrant” or the “Trust”), we are transmitting this response letter concerning the Registrant’s registration statement on Form N-1A (the “Registration Statement”).  The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on March 4, 2016 for the purpose of registering shares of the Elkhorn S&P MidCap Consumer Discretionary Portfolio, Elkhorn S&P MidCap Consumer Staples Portfolio, Elkhorn S&P MidCap Energy Portfolio, Elkhorn S&P MidCap Financials Portfolio, Elkhorn S&P MidCap Health Care Portfolio, Elkhorn S&P MidCap Industrials Portfolio, Elkhorn S&P MidCap Information Technology Portfolio, Elkhorn S&P MidCap Materials Portfolio and Elkhorn S&P MidCap Utilities Portfolio (each, a “Fund,” and collectively, the “Funds”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”).  On April 14, 2016, you provided oral comments regarding the Registration Statement during a conference call with our Firm.  For convenience, we reproduce such comments below (in bold) and address each accordingly.
Prospectus
Fund Fees and Expenses
1. Please provide a completed fee table for each of the Funds.
Response: Pursuant to the staff’s request, we attached the completed fee table for each of the Funds with this comment letter as Exhibit A.  Please note that the attached fee table applies to each of the Funds.
Principal Investment Strategies
2. Please add non-diversification risk disclosure to the strategy section.
Response:  Pursuant to the staff’s request, we added the following sentence to the “Principal Investment Strategies” section for each Fund: “Because the Fund is non-diversified and can invest a greater portion of its assets in securities of individual issuers than a diversified fund, changes in the market value of a single investment could cause greater fluctuations in Share price than would occur in a diversified fund.”
Principal Risks of Investing in the Fund
3.

Please add language to the “Active Market Risk” disclosing that shares of the Funds may trade at a discount to net asset value because market makers and authorized participants are not obligated to make a market for shares of the Funds.  This language may be added to the “Active Market Risk” paragraph in the statutory prospectus, rather than added to each of the summary prospectuses.

Response: Pursuant to the staff’s request, we revised the “Active Market Risk” appearing in the statutory prospectus as follows:
       Active Market Risk.  Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for the Shares will develop or be maintained.  Shares trade on the Exchange at market prices that may be below, at or above a Fund’s net asset value.  Disruptions affecting the APs that have entered into agreements with a Fund’s distributor or market participants generally may result in Shares trading at market prices below the Fund’s net asset value.  APs may be less willing to create or redeem Shares if there is a lack of an active market for such Shares or any underlying investments, which may contribute to the Shares trading at a discount to net asset value.

4.     Please delete the generic “Industry Concentration Risk,” since each Fund discloses the particular industry concentration risk that is specific to that Fund.
        Response: Pursuant to the staff’s request, we deleted the generic “Industry Concentration Risk.”
Statement of Additional Information
Investment Objective and Policies
14.
Please confirm whether a Fund may consider the concentration policy of an underlying fund in which it may invest, if any, for the purposes of the Fund’s own concentration policy.
Response:  Please note that each Fund will invest at least 90% of its assets in the common stocks comprising its respective index; the Funds will not invest in other management investment companies.

* * * * * * * *

If we may further cooperate with you in any way in the processing of the Registration Statement, please telephone the undersigned at (312) 845-3273.

Very truly yours, Chapman and Cutler llp By: /s/ Walter L. Draney Walter L. Draney

Enclosures

Exhibit A
Elkhorn S&P MidCap Consumer Discretionary Portfolio
Elkhorn S&P MidCap Consumer Staples Portfolio
Elkhorn S&P MidCap Energy Portfolio
Elkhorn S&P MidCap Financials Portfolio
Elkhorn S&P MidCap Health Care Portfolio
Elkhorn S&P MidCap Industrials Portfolio
Elkhorn S&P MidCap Information Technology Portfolio
Elkhorn S&P MidCap Materials Portfolio
Elkhorn S&P MidCap Utilities Portfolio

 Fee Table

FUND FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”).  Investors may pay brokerage commissions on their purchases and sales of Shares, which are not reflected in the table or the example below.
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.29%
Distribution and Service (12b‑1) Fees	0.00%
Other Expenses(*)	0.00%
Total Annual Fund Operating Expenses	0.29%
      (*) Other Expenses are estimates based on the expenses the Fund expects to incur for the current fiscal year.
EXAMPLE
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.
This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods.  The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels until March 31, 2018, and thereafter to represent the imposition of the 12b‑1 fee of an additional 0.25% per annum of the Fund’s average daily net assets.  This example does not include the brokerage commissions that investors may pay to buy and sell Shares.  Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 YEAR	3 YEARS
$30	$127